Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.6MM 151.6MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: August 11, 2004	No. 32/04

IAMGOLD ANNOUNCES TRANSACTION TO CREATE
GOLD FIELDS INTERNATIONAL

IAMGOLD BOARD RECOMMENDS SHAREHOLDERS NOT TENDER TO
GOLDEN STAR OFFER

Earlier today IAMGOLD announced the successful completion of its value maximization process through a proposed combination with Gold Fields Limited’s international assets. The enlarged company will become the fourth largest North American gold producer and the seventh largest gold producer worldwide.

Over the last month, the Company, under the guidance and supervision of the Special Committee and with the assistance of RBC Capital Markets, has been actively pursuing alternatives to maximize value for shareholders. Several interested parties came forward during the process and conducted thorough due diligence on IAMGOLD. IAMGOLD and its advisors in turn had the opportunity to thoroughly analyze and evaluate all available alternatives for the Company. The Board determined that the Gold Fields transaction is the best alternative for shareholders and is clearly superior to the Golden Star offer. In addition RBC provided its opinion that, as at the date hereof, the consideration under the Gold Fields transaction is fair from a financial point of view to IAMGOLD. On July 8, 2004 RBC provided its opinion that, at the date thereof, the consideration under the Golden Star offer was inadequate from a financial point of view to IAMGOLD Shareholders. The consideration under the Golden Star offer has not changed since July 8, 2004.

Under the terms of the transaction, IAMGOLD and Gold Fields have agreed to combine, in exchange for Gold Fields receiving IAMGOLD shares, the international assets of Gold Fields located outside the Southern African Development Community (“SADC”) with IAMGOLD. Following the completion of the transaction, Gold Fields will own approximately 70% of the fully diluted equity of the enlarged company. Existing IAMGOLD shareholders will own the remaining 30% of the company, and will also receive a special cash dividend of Cdn$0.50 per share at completion of the transaction. Following completion of the transaction, IAMGOLD will be renamed “Gold Fields International Limited” (“Gold Fields International”).

The key attributes of Gold Fields International include:

  Anticipated production of approximately 2 million ounces in 2005, projected to increase to approximately 2.4 million gold equivalent ounces in 2007
  Proven and probable attributable gold reserves of 14.6 million ounces, measured and indicated resources (including reserves) of 25.9 million ounces, and additional inferred resources of 9.9 million ounces
  Strong pipeline of near-term development projects and a portfolio of attractive advanced-stage exploration projects
  Unhedged production and reserves
  Geographically diversified asset base including operations and projects in Australia, West Africa, Europe and the Americas
  Strong balance sheet with approximately US$500 million in cash and equivalents
  Experienced management team drawn from Gold Fields and IAMGOLD with established international mine development and operating track records
The Gold Fields transaction is clearly superior to the Golden Star offer on all measures:

	Gold Fields Transaction		Golden Star Offer
Pro - Forma NAV	Highly Accretive		Highly Dilutive
Pro-Forma Cash Flow	Neutral near term Highly accretive long term		Highly dilutive near term Accretive long term
Production (2005 estimate)	Total: IMG share:	2 million ounces 600,000 ounces	Total: IMG share:	750,000 ounces 415,000 ounces
Reserves and Resources	Total: IMG share:	25.9 million ounces 7.8 million ounces	Total: IMG share:	11.4 million ounces 6.3 million ounces
Balance Sheet Strength	$500 million of cash		$175 million of cash
Geographic Diversity	Africa, Australia, South America, Finland		Nil
Pro Forma Market Capitalization	$3.0 billion		$1.3 billion

IAMGOLD’s board of directors had previously recommended that shareholders not tender to the financially inadequate Golden Star offer. Given the clearly superior transaction available with Gold Fields, the Board strongly advises shareholders not to tender to the Golden Star offer and to await further instructions regarding the Gold Fields transaction.

IAMGOLD would like to take the opportunity to thank shareholders for their patience and support. The Company is confident that the Gold Fields’ transaction will maximize shareholders value.

Cautionary Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information contact:

Joseph F. Conway		Thomas R. Atkins
President & Chief Executive Officer		Vice-President, Investor Relations
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.